Filed by Mountain Lake Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Mountain Lake Acquisition Corp.

Commission File No. 001-42436

Avalanche Treasury Corporation

Date: October 6, 2025

As previously disclosed, on October 1, 2025, Mountain Lake Acquisition Corp., a Cayman Islands exempt company (“Mountain Lake” or “SPAC”), and Avalanche Treasury Corporation, a Delaware corporation (“Pubco”), issued a press release announcing that they had entered into a Business Combination Agreement (the “Business Combination Agreement”), dated as of October 1, 2025, with Avalanche SPAC Merger Sub LLC, a Delaware limited liability company (“SPAC Merger Sub”), Avalanche Company Merger Sub LLC, a Delaware limited liability company (the “Company Merger Sub”), Avalanche Treasury Company LLC, a Delaware limited liability company (“Newco”), and Dragonfly Digital Management, LLC, a Delaware limited liability company (the “Seller”).

On October 2, 2025, Bart Smith, CEO of Pubco made the communication on below articles.

Bitcoin crosses above $120,000 for the first time since August: CNBC Crypto World

Thu, Oct 2 20253:00 PM EDT

Brandon Gomez & Kaan Oguz

CNBC News – Crypto World Video Transcript

00:00:00.560

[Unknown Host]

Today, Bitcoin climbs to take the $120,000 level. Robin Hood CEO Vlad Tenev says tokenized stocks could overshadow traditional financial markets. And Bart Smith, CEO of Avalanche Treasury Company, discusses the new $1 billion treasury holding the AVAC token.

00:00:22.000

[Brandon Gomez]

Welcome to CBC’s Crypto World. I’m Brandon Gomez. Crypto markets in the green this morning as the tech heavy NASDAQ rises and the US government shutdown continues. As of noon Eastern, Bitcoin climbed more than 2% trading just shy of $120,000. Ether rose 2.5% to $4,440 and XRP ticked higher to just under $3.

00:00:43.040

[Brandon Gomez]

Okay, let’s talk about the top stories. Robin Hood CEO Vlad Tenev believes tokenization will eventually eat the entire financial system. When speaking at token 2049 this week in Singapore, he said he thinks it’ll be the default way for foreign investors to get exposure to US markets. He also said he expects the US to be one of the last economies to fully tokenize given what he calls the sticking power of its financial infrastructure. Now, an embrace of tokenization would benefit Robin Hood, which launched 200 tokenized US stocks to EU customers back in June. The firm’s stock popped by around 13% following that roll out. Next, Donald Trump Jr. says conflict of interest concerns surrounding World Liberty Financial are complete nonsense. Also at Token 2049, Trump Jr. defended the family’s crypto business, telling CNBC he doesn’t believe anyone thinks his father quote would be looking at ledgers on the blockchain to see who bought what. This comes after World Liberty announced plans to launch new products like a debit card and tokenized commodity assets. Trump Jr. is a co-founder of the crypto platform and Zach Wickoff is its CEO. He’s the son of Steve Wickoff who serves as the US special envoy to the Middle East under this administration. The company was founded last year before President Trump won the 2024 election and has since launched a US dollar PEG stable coin and has a publicly traded governance token WLFI.

00:02:09.679

[Brandon Gomez]

All right, for our main story, I spoke with Bart Smith, head of the Avalanche Treasury Company. The firm announced yesterday it’s combining with Mountain Lake Acquisition Corporation to create a $1 billion treasury firm that holds Avalanch’s Avac token. I asked him about the new treasury and why so many similar companies are coming to market.

00:02:28.640

[Brandon Gomez]

We’re hearing a lot about crypto treasury companies popping up. You in fact you know just yesterday we reported on Vision Cis AI a publicly traded firm which announced the launch of a treasury tied to the Salana token. And now you head a new Avalanche focused treasury company. Talk to me a little bit about that and and why Avalanche.

00:02:48.560

[Bart Smith]

Well, so um I I believe that the regulatory clarity that we have in the United States has created a platform for businesses to try to integrate uh blockchain technology into their businesses to be more efficient and be more competitive. You know, in my years of of uh analyzing the cryptocurrency space, I’ve always been very encouraged by the software component of Avalanche that, you know, people generally think of the benefit of these blockchains are that there’s a network effect that they have. But Avalanche to me is a little bit different. There there’s the ability for people to build their own L1s out of the box. And those, you know, that that allows them to think I think of it as as as enterprise software that these companies are are implementing and so I I feel like the time is ripe for Avalanche and so this is it kind of led to my decision to to lead this treasury.

00:03:47.040

[Brandon Gomez]

Is that the key distinction there? I mean how does an Avalanche treasury company compare to those tied to other cryptocurrencies say like Salana or Bitcoin?

00:03:56.080

[Bart Smith]

Well, it’s just it’s a it’s a different opportunity set, right? And so I think that there’s going to be there is not going to be a winner take all, you know, particularly outside of Bitcoin. I think there’s going to be different blockchains that have different benefits that are going to be implemented within, you know, business or finance or, you know, you know, in in gaming and ticketing. And so I believe that the business vertical is one that Avalanche is going to be poised to win. Uh, and so that that’s that’s really kind of my motivation.

00:04:28.400

[Brandon Gomez]

Generally speaking, if we broaden it out, I mean, what do you think about the the crypto treasury trend, right? I mean, some say it’s here to stay, others are saying that it’s destined to to fizzle out. Obviously, you have some belief in the longevity given your stake in it now. Uh, but what are your general thoughts in terms of of longevity?

00:04:48.560

[Bart Smith]

So I I I think that there is um there there’s definitely a lot of noise in the space right now to be certain. You know, a digital asset treasury is not good or bad. The same way an ETF is not good or bad. An ETF is just a wrapper and it’s just a function of what you do inside of that wrapper. Uh I think there’s a lot of different flavors of digital asset treasuries. What you’ve seen most commonly is digitalized treasuries that are existing businesses that in many cases, you know, probably haven’t been terribly successful and they either pivot or they are effectively taken over for the purposes of using that shell to get to market quickly uh with, you know, a a a pipe investment and there’s still this kind of existing zombie business that exists that people aren’t really primarily investing in and then there’s this other business and I feel like in those cases it’s a little bit confusing. We have gone a different route where we are going to have a solely dedicated business that doesn’t have this other operating business where which is a little bit more work, right? It takes more time. You have to set a company up from scratch. Um you have to go out and and and get investors into a company that hasn’t existed. We believe that that is going to provide a better platform for us in the long run. It will not be confu confusing to the market what our main priorities are. And so I think that there’s going to be winners and losers in in the digital asset space the way there are in every other asset management business or every other competing operating business uh you know in in finance or you know in stocks and so you know I believe that given my experience uh over time I I can apply some of that experience to this and I feel like we will distinguish ourselves uh from the field.

00:06:27.680

[Brandon Gomez]

You mentioned, you know, there’s a lot of noise in the industry. There will be some losers in the industry as well. You know, at the same time, the Wall Street Journal reports that financial regulators are examining unusual trading patterns, right, in shares of over 200 companies that adopted a crypto treasury strategy. There’s been this concern uh over high trading volumes. I mean, how do you sort of reconcile that conversation that’s taking place? Is that part of the noise as well, or are there some bad actors out there right now?

00:06:57.680

[Bart Smith]

Well, I can’t speak to people’s motivations and and certainly I can’t speak to an ongoing SEC investigation that I don’t really know much about. Um, I do think that the the purpose of kind of going the the the spack route is that you don’t have a legacy business you have to be concerned about. Um and so you know we have you know uh we have you know raised this this most recent uh financing uh to the best we possibly could to abide by SEC rules and I I can’t really comment on if maybe other people in other situations may not have.

00:07:31.120

[Brandon Gomez]

Well, let’s let’s zoom in on your company, right, which um you know has an exclusive relationship with the Avalanche Foundation. Today, as you said, announced a business combination agreement with the publicly traded company Mountain Lake acquisition valued at more than 671 million. Now, that of course includes transaction that transaction includes, you know, approximately 453 million in treasury assets. And it’s designed to to create a public vehicle for exposure to the AVAC token. And so the now combined company, right, correct me if I’m wrong, expects to list on the NASDAQ in Q1 of next year. That’s subject to regulatory uh and and shareholder approval. Now, take us through at least today’s announcement a little bit. You know, what do you want uh you know, to partner with Mountain Lake acquisition specifically? What made you want to do that?

00:08:16.800

[Bart Smith]

Well, again, we think it’s important to have scale, right, in in this in this business? Uh what we’re looking to do is provide a a regulated vehicle for people to get exposure to the holistic growth of the avalanche ecosystem. And in some of those cases, the the growth of the ecosystem will derive value down to the token itself. Uh in this vehicle, our goal is to not just solely purchase AVAX and stake it, but we will have activities that will provide different types of value creation for shareholders where things that could be, you know, investing in validators uh to run nodes. We could be making direct investments into protocols that are uh and L1s that are building on top of avalanche. And so the idea is to kind of take the concept that Michael Sailor kind of pioneered in in the in strategy and expand that so that we have a broader array of things that we can do to provide shareholder value. I think one of the things that’s interesting to note is that most industries were afforded the benefit of being able to create a public company. They could issue debt. They could issue equity. They could issue convertible bonds. They could meet investors where they wanted to invest. the proceeds of that could be put into an enterprise and if that enterprise did well, shareholders and bond holders would do well. And so this industry historically was not afforded that same benefit. And these structures now allow the capital markets to invest in digital assets the way that every other industry was allowed to seek capital and grow.

00:09:50.480

[Brandon Gomez]

Okay, that’s all for Crypto World today. We’re back again tomorrow and we will see you then.

[Music]

Avalanche Gains Momentum As New Treasury Firm Eyes $1 Billion AVAX Purchase

By Ash Tiwari

Digital asset treasury firm Avalanche Treasury Co., a part of the Avalanche (AVAX) ecosystem with a special relationship with the Avalanche Foundation, today announced a partnership with the Mountain Lake Acquisition Corp.

Avalanche Treasury Firm To Buy $1 Billion Worth Of AVAX

According to an official announcement made earlier today, Avalanche Treasury Corp. is set to merge with Mountain Lake Acquisition Corp., a special purpose acquisition company (SPAC). The deal is estimated to be worth over $675 million.

The newly created merged firm is expected to get listed on Nasdaq in Q1 2026, under the ticker symbol “AVAT.” After it goes public, the company is expected to buy more than $1 billion worth of AVAX tokens.

The business transaction between the two entities includes $460 million worth of treasury assets. Notably, the deal is primarily geared toward establishing a leading public vehicle for exposure to the AVAX token.

It is worth highlighting that AVAT will launch with an initial AVAX token purchase at a discount to market price. Additionally, it will have an 18-month priority on Avalanche Foundation sales to US digital asset treasury firms.

Specifically, AVAT will offer an attractive entry point of 0.77x multiple of net asset value (mNAV) for investors, a significant discount of 23% compared to purchasing AVAX directly or via passive exchange-traded fund (ETF) alternatives. Commenting on the development, Bart Smith, CEO of AVAT, said:

Many institutions have difficulty accessing digital assets or are limited to holding native tokens without yield or ecosystem integration. We created Avalanche Treasury Co. to offer something we believe will be more valuable than passive exposure. This is a public company launching as an active, strategic partner within the Avalanche network, offering a level of integration and alignment that investors have been demanding.

Importantly, Emin Gün Sirer, the founder and CEO of Ava Labs, the entity responsible for the development of the Avalanche blockchain, will join AVAT as an advisor. The newly created firm is just the second AVAX-focused treasury firm.

The announcement adds that AVAT will work toward deploying capital directly into the Avalanche ecosystem through three strategic pillars – targeted protocol investments, partnerships with enterprises building on-chain rails, and direct support for institutional L1 launches.

AVAX Surges Following The Announcement

The smart contract network’s native token AVAX witnessed a sharp increase following the announcement. The token reached a high of $31.32 on Binance, before it lost some of its gains.

This year has seen a significant increase in the launch of digital treasury firms. While digital treasury firms focused on Bitcoin (BTC) and Ethereum (ETH) have been around for a few years, more firms are now shifting focus to other altcoins such as Solana (SOL) and AVAX.

For instance, Nasdaq-listed VisionSys AI recently unveiled plans to launch a $2 billion SOL-based digital treasury program. At press time, AVAX trades at $30.17, down 1.3% in the past 24 hours.

AVAT, MLAC Partner to Launch $675M Avalanche Treasury

Written By: Kenrodgers Fabian

AVAT and MLAC are creating a $675M Avalanche treasury that offers cheaper AVAX access while fueling new projects and ecosystem expansion.

Avalanche Treasury Co. (AVAT) has teamed up with Mountain Lake Acquisition Corp. (MLAC) to launch a $675 million Avalanche-focused treasury. The deal, valued at over $675 million, includes roughly $460 million in treasury assets. It aims to create a leading public vehicle for AVAX exposure.

According to the announcement, the combined company expects a Nasdaq listing in Q1 2026, pending regulatory and shareholder approval. AVAT will begin with a discounted AVAX purchase and enjoy an 18-month priority on Avalanche Foundation sales to U.S. treasury firms. Monarq will manage AVAT’s investments and treasury, while FalconX will assist with trading and credit assistance.

Besides, AVAT offers investors a 0.77x multiple of net asset value (mNAV), a 23% discount compared to direct purchases or passive ETFs. “Many institutions have difficulty accessing digital assets or are limited to holding native tokens without yield or ecosystem integration. We created Avalanche Treasury Co. to offer something we believe will be more valuable than passive exposure,” said AVAT CEO Bart Smith.

Strategic Deployment Across Avalanche Ecosystem

AVAT plans to invest in projects that boost Avalanche’s adoption. It also aims to support institutional-level blockchains. In addition, the company will form partnerships for on-chain real-world assets and payment systems.

Furthermore, AVAT wants to hold more than $1 billion in AVAX after it goes public, a move which will help the firm becoming a major participant in the Avalanche ecosystem. AVAT’s advisory board features leading experts from crypto and traditional finance, including Jason Yanowitz, Stani Kulechov, Emin Gün Sirer, and Haseeb Qureshi. Dragonfly, ParaFi Capital, VanEck, FalconX, Monarq, Galaxy Digital, Pantera Capital, and Kraken are among the leading cryptocurrency and investment firms supporting AVAT.

Ecosystem Impact and Market Context

Avalanche is becoming popular with companies, banks, and governments as a blockchain solution. Its multi-L1 setup lets users create custom blockchains that can easily work together across the network.

Bitwise Europe recently launched the Avalanche Staking ETP on Deutsche Börse Xetra, offering AVAX exposure with staking rewards. According to CoinMarketCap, as of writing, AVAX trades at $30.76, up 2.63% over 24 hours, with a $1.19 billion trading volume.

AVAT’s move shows a new approach to crypto treasuries. Investors get easier access to AVAX while also helping Avalanche grow.

Avalanche Treasury Co. strikes $675 million merger deal to form AVAX DAT

By James Hunt

Quick Take

●	The merger with Mountain Lake Acquisition Corp. includes $460 million in projected treasury funding and an initial $200 million discounted AVAX purchase allocation through the Avalanche Foundation.

●	Avalanche Treasury Co.’s long-term strategy is to grow its digital asset treasury to over $1 billion and create a leading public vehicle for AVAX exposure.

Avalanche AVAX +1.30%

Treasury Co. (AVAT) announced a definitive business combination agreement with Mountain Lake Acquisition Corp. late Wednesday — valued at more than $675 million — marking one of the largest crypto-aligned Special Purpose Acquisition Company (SPAC) transactions to date.

The deal includes approximately $460 million in projected treasury assets at closing, an exclusive $200 million discounted AVAX purchase allocation with the Avalanche Foundation, plus equity considerations. The firm also secured an 18-month priority window on Avalanche Foundation sales to U.S. digital asset treasury companies going forward.

The transaction has attracted backing from a mix of traditional and crypto-native investors, including Dragonfly, ParaFi Capital, VanEck, Galaxy Digital, Pantera Capital, CoinFund, and Kraken. FalconX will provide trading and credit services, while Monarq will manage portions of the treasury portfolio. PJT Partners and Barclays are advising AVAT, with Skadden and Davis Polk providing legal counsel.

The combined company, expected to trade on Nasdaq in early 2026 pending regulatory and shareholder approval, has the ambitious target of acquiring more than $1 billion worth of AVAX over time, aiming to position itself as a leading public vehicle for institutional exposure to the cryptocurrency. Capital will also be deployed into protocol investments, enterprise partnerships, and validator infrastructure.

AVAT plans to launch at a 0.77x mNAV entry point, offering investors a 23% discount relative to buying AVAX directly or through exchange-traded fund-style alternatives.

“Many institutions have difficulty accessing digital assets or are limited to holding native tokens without yield or ecosystem integration. We created Avalanche Treasury Co. to offer something we believe will be more valuable than passive exposure,” AVAT CEO Bart Smith said in a statement. “This is a public company launching as an active, strategic partner within the Avalanche network, offering a level of integration and alignment that investors have been demanding.”

Ties to Avalanche’s core team

AVAT’s leadership draws from both Wall Street and crypto, with Susquehanna International Group and AllianceBernstein veteran Smith joined by COO Laine Litman, formerly of HiddenRoad and Virtu Financial, and CSO Budd White, a product executive from Multisig Labs.

Upon closing, AVAT’s advisory and company boards will also include a mix of traditional finance veterans and crypto-native leaders. Ava Labs founder Emin Gün Sirer will join as a strategic advisor, while Chief Business Officer John Nahas will take a seat on the public company board, giving AVAT direct ties to Avalanche’s core team.

“We are very pleased to welcome AVAT to the Avalanche ecosystem,” Emin Gün Sirer said. “I’m honored to support them as an advisor. Their participation reflects the growing sophistication and momentum shaping Avalanche’s future.”

Additional advisors include Aave founder Stani Kulechov and Dragonfly Capital Managing Partner Haseeb Qureshi, while the board will also feature MLAC CEO Paul Grinberg and Dragonfly General Partner Rob Hadick.

Avalanche Treasury Co. joins a growing list of digital asset treasury initiatives, including the Anthony Scaramucci-backed fellow AVAX DAT, AgriFORCE Growing Systems.

Avalanche rises as treasury firm eyes $1B buy after SPAC deal

By Jesse Coghlan

Avalanche Treasury Co. will launch through a blank-check merger next year, with the goal of buying over $1 billion worth of AVAX tokens.

The price of AVAX, the native token of the Avalanche blockchain, jumped after a newly formed company announced its plans to go public in the US and purchase over $1 billion worth of the token.

The company, Avalanche Treasury Co., said on Wednesday that it would merge with the special purpose acquisition company (SPAC) Mountain Lake Acquisition Corp. in a deal valued at over $675 million.

The merged company expects to list on the Nasdaq in the first quarter of 2026 under the ticker symbol “AVAT,” subject to regulatory and shareholder approval.

Emin Gün Sirer, the founder and CEO of the Avalanche blockchain development firm Ava Labs, will join the company as an adviser.

The business will be the second so-called treasury company focused on Avalanche and joins a herd of companies going public or pivoting to buying and holding cryptocurrencies this year.

Avalanche Treasury Co. eyes $1 billion AVAX holdings

Avalanche Treasury Co. said it has an “exclusive relationship” with the Avalanche Foundation, an organization that supports the blockchain, which had reportedly planned to sell millions of Avalanche tokens at a discounted price to treasury companies.

AVAX +$30.53

The treasury company said it plans to own more than $1 billion worth of AVAX after it goes public next year, and its initial capital raise “will result in approximately $460 million in treasury assets funded.”

AVAX rose shortly after the announcement to an intraday high of $31.32. It has since cooled but remains up 2.3% in the past 24 hours, according to CoinGecko.

Crypto-focused venture firms and companies have backed the merger, including Dragonfly, VanEck, FalconX, Monarq, Galaxy Digital, Pantera Capital, CoinFund and Kraken.

Bart Smith, the former CEO of major crypto market maker Susquehanna Crypto, has been named CEO of Avalanche Treasury Co.

Avalanche Treasury Co. plans to be active onchain

The company said that it will conduct additional activities to generate revenue “beyond passive accumulation” and also plans to be active on the Avalanche blockchain.

It added that it will deploy funds via “targeted protocol investments,” assist enterprises with tokenizing real-world assets and stablecoins, and establish its own validator infrastructure.

“Many institutions have difficulty accessing digital assets or are limited to holding native tokens without yield or ecosystem integration,” Smith said. “We created Avalanche Treasury Co. to offer something we believe will be more valuable than passive exposure.”

The company joins the likes of AgriFORCE Growing Systems, which announced on Sept. 22 that it will rebrand as AVAX One and purchase $700 million worth of AVAX.

Company aims to offer “discount” compared to token

Avalanche Treasury Co. said it will launch “with an initial AVAX token purchase at a discount to market price and 18-month priority on Avalanche Foundation sales to US digital asset treasury companies.”

The company is aiming for a multiple of net asset value (mNAV) of 0.77, which it touted as a “23% discount compared to buying AVAX directly.”

However, analysts from NYDIG recently argued that the mNAV metric is misleading as it doesn’t properly represent a company’s financial position.

Additional Information and Where to Find It

Pubco and Newco intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of Mountain Lake and a prospectus (the “Proxy Statement/Prospectus”) in connection with the business combination (“Business Combination”) between Mountain Lake, Pubco and Newco and concurrent private placement of Newco units (the “Private Placement”, together with the Business Combination, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of Mountain Lake as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. Mountain Lake and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF MOUNTAIN LAKE AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH MOUNTAIN LAKE’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT MOUNTAIN LAKE, NEWCO, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by Mountain Lake and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Mountain Lake Acquisition Corp., 930 Tahoe Blvd STE 802 PMB 45, Incline Village, NV 89451; phone number: (775) 204-1489.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Newco units to be issued by Newco have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

Mountain Lake, Pubco, Newco and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from Mountain Lake’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of Mountain Lake’s securities are, or will be, contained in Mountain Lake’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Mountain Lake’s shareholders in connection with the Business Combination, including the names and interests of Newco and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by Pubco and Newco with the SEC. Investors and security holders may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

The information contained hereto is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of Mountain Lake, Newco or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the parties and the Proposed Transactions, including, expectations, hopes, beliefs, intentions, plans, prospects, financial results, strategies and other statements relating to Mountain Lake, Pubco, Newco and the Proposed Transactions and statements regarding the anticipated benefits and timing of the completion of the Proposed Transactions, the assets held by Newco, the price and volatility of AVAX, AVAX’s growing prominence as a digital asset and as the foundation of a new monetary system, AVAX’s ability to hedge inflation and economic uncertainty, Pubco’s listing on an applicable securities exchange, the economic conditions surrounding AVAX, Pubco’s planned business strategy including Pubco’s ability to grow its shareholders’ ownership of AVAX over time, generate AVAX yield, partner with AVAX technology companies and produce and provide AVAX-related advisory and other services, Pubco’s ability to offer different areas of value creation for shareholders, direct investment of Pubco into protocols and L1s building on top of the Avalanche network, Pubco’s ability to catalyze the fusion of AVAX into finance and capital markets, Pubco’s ability to access legacy AVAX investors, any projected outcomes or expectations of crypto treasury strategies or businesses, expectations of AVAX to perform as a superior treasury asset, Pubco’s plans and use of proceeds, objectives of management for future operations of Pubco, pro forma ownership of Pubco, the upside potential and opportunity for investors relating to participation in the Private Placement or any future securities resulting from any Proposed Transactions, any pro forma values associated with any Proposed Transactions or with Pubco, any proposed transaction structures and offering terms, plans and expectations for AVAX adoption, value creation, investor benefits and strategic advantages, market size and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Transactions, any expected benefits, future scaling and efficiency upgrades associated with AVAX and any expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Communication, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of Mountain Lake’s securities; the risk that the Business Combination may not be completed by Mountain Lake’s business combination deadline; the failure by the parties to the Business Combination Agreement to satisfy the conditions to the consummation of the Business Combination, including the approval of Mountain Lake’s shareholders, or any of the Private Placement; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of Mountain Lake’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Pubco Class A stock; the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination; the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of AVAX; the risk that Pubco’s stock price will be highly correlated to the price of AVAX and the price of AVAX may decrease at any time after the closing of the Proposed Transactions; risks related to increased competition in the industries in which Pubco will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding AVAX; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks that after consummation of the Business Combination, Pubco experiences difficulties managing its growth and expanding operations; challenges in implementing Pubco’s business plan, including AVAX-related advisory services and other AVAX-related services, due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against Newco, Mountain Lake, Pubco or others following announcement of the Business Combination; and those risk factors discussed in documents of Pubco, Newco, or Mountain Lake filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of Mountain Lake dated as of December 12, 2024 and filed by Mountain Lake with the SEC on December 13, 2024, Mountain Lake’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q on file, and to be filed, with the SEC and the Proxy Statement/Prospectus that will be filed by Pubco and Newco, and other documents filed by Mountain Lake and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that none of Mountain Lake, Pubco or Newco presently know or that none of Mountain Lake, Pubco or Newco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of Mountain Lake, Pubco or Newco assumes any obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Mountain Lake, Pubco or Newco gives any assurance that any of Mountain Lake, Newco or Pubco will achieve its expectations. The inclusion of any statement in this Communication does not constitute an admission by Mountain Lake, Pubco or Newco or any other person that the events or circumstances described in such statement are material.